SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of June, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director/PDMR Shareholding


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1).




(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes shown in block capital letters.


 1. Name of the issuer

    PRUDENTIAL PLC

 2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

    (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

    (iii) both (i) and (ii)

    (iii)

 3. Name of person discharging managerial responsibilities/director

    Kathleen O'Donovan, Lord Turnbull, Bridget Macaskill, James Ross, Michael Garrett, Roberto Mendoza and Keki Dadiseth

 4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

    N/A

 5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

    See section 3

 6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

    Ordinary shares of 5p each

 7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them



Kathleen O'Donovan

Lord Turnbull

Bridget Macaskill: Registered in the name of Giltspur Nominees Limited

James Ross

Michael Garrett

Roberto Mendoza: Registered in the name of Goldman Sachs Securities (Nominees) Limited

Keki Dadiseth

8. State the nature of the transaction

Acquisition of shares, agreed by UKLA, using agreed proportion of the quarterly payment of board and committee fees to the non-executive directors as set out in 9 below


 9. Number of shares, debentures or financial instruments relating to shares acquired

    Kathleen O'Donovan 603 shares

    Lord Turnbull 304 shares

    Bridget Macaskill 625 shares

    James Ross 625 shares

    Michael Garrett 625 shares

    Roberto Mendoza 625 shares

    Keki Dadiseth 499 shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    Kathleen O'Donovan less than 0.00003%

    Lord Turnbull less than 0.00002%

    Bridget Macaskill less than 0.00003%

    James Ross less than 0.00003%

    Michael Garrett less than 0.00003%

    Roberto Mendoza less than 0.00003%

    Keki Dadiseth less than 0.00003%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


13. Price per share or value of transaction

    GBP5.95

14. Date and place of transaction

    30 June 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    Kathleen O'Donovan 11,356 shares, less than 0.0005%

    Lord Turnbull 2,804 shares, less than 0.0002%

    Bridget Macaskill 13,760 shares, less than 0.0006%

    James Ross 9,290 shares, less than 0.0004%

    Michael Garrett 16,853 shares, less than 0.0007%

    Roberto Mendoza 212,116 shares, less than 0.009%

    Keki Dadiseth 4,963 shares, less than 0.0003%

16. Date issuer informed of transaction

30 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A


18. Period during which or date on which it can be exercised

    N/A

19. Total amount paid (if any) for grant of the option

    N/A

20. Description of shares or debentures involved (class and number)

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    N/A

22. Total number of shares or debentures over which options held following notification

    N/A

23. Any additional information

    N/A



24. Name of contact and telephone number for queries

Martin Richardson, 020 7548 3423

Name and signature of duly authorised officer of issuer responsible for making notification

Susan Henderson, Deputy Group Secretary, 020 7548 3805

Date of notification

30 June 2006

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

END


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 JUNE 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                               By: /s/  Susan Henderson

                                                        Susan Henderson
                                                        Deputy Group Secretary